Exhibit 21.1

SCIENTIFIC ENERGY, INC.

LIST OF SIGNIFICANT SUBSIDIARIES

Legal Name	Jurisdiction	Percent Owned
Sinoforte Limited	Hong Kong	100%
Macao E-Media Development Company Limited	Macao	98.75%
Squirrel Logistic Company Limited	Macao	97.76%
Green Supply Chain Management Company Limited	Macao	97.76%
Zhuhai Chengmi Technology Company Limited	China	98.75%
Zhuhai Migua Technology Company Limited	China	98.75%